UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March 2011

                       Commission File Number: 001-34168

                            PANSOFT COMPANY LIMITED
                (Translation of registrant's name into English)

                        3/F Qilu Software Park Building
                               Jinan Hi-Tech Zone
                                Jinan, Shandong,
                       People's Republic of China 250101

                                86-531-88871166
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________.

EXHIBIT INDEX

Number  Description of Exhibit
______  ________________________________________________________________________

99.1    Press release, dated March 14, 2011, titled "PANSOFT EXTENDS
                SHARE-REPURCHASE PROGRAM"















































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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            PANSOFT COMPANY LIMITED


Date: March 14, 2011                      By: /s/ Allen Zhang
                                            _______________________________
                                                    Allen Zhang
                                                    Chief Financial Officer

EX 99.1

                    Pansoft Extends Share-Repurchase Program

JINAN, CHINA, Mar 14, 2011 -- Pansoft Company Limited (NASDAQ: PSOF) ("Pansoft" or the "Company"), a leading ERP software service provider for the oil and gas industry in China, today announced that the Company has extended the stock repurchase program announced in October 2010 for an additional indefinite period.

On October 29, 2010, Pansoft announced that its Board of Directors had authorized a share repurchase program, under which the Company could acquire up to $1 million of its common shares over the following 3 months. Through January 28, 2011, Pansoft repurchased 69,400 common shares, for a total value of approximately $296,915, through open-market repurchases. These purchases represent an average price of $4.28 per share. On March 1, the Board of Directors extended the program for an indefinite period. The shares were repurchased in accordance with Rule 10b-18, and they will be used to fund the ITLamp acquisition.

"Extending our share-repurchase program illustrates our commitment to drive long-term value for our shareholders. We remain confident in the long-term growth potential of our company and our ability to generate positive cash flow," said Mr. Hugh Wang, Pansoft's Chairman.


About Pansoft Company Limited

Pansoft is a leading enterprise resource planning ("ERP") software and professional services provider for the oil and gas industry in China. Its ERP software offers comprehensive solutions for various business operations including accounting, order processing, delivery, invoicing, inventory control, and customer relationship management. For more information, go to Pansoft's website at http://www.pansoft.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements concerning Pansoft Company Limited, which include but are not limited to, statements regarding Pansoft's ability to expand its service offerings and maintain leadership as a provider of ERP software and services for the oil and gas industry in China. The actual results may differ materially depending on a number of risk factors including but not limited to, the following: general economic and business conditions, development, shipment and market acceptance of products, additional competition from existing and new competitors, changes in technology or product techniques, the Company's ability to successfully integrate acquisitions, its ability to repurchase shares, share-repurchase plans, and various other factors beyond its control. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company's reports filed with the Securities and Exchange Commission. Pansoft Company Limited undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.

Company Contact:
Pansoft Company Limited
Allen Zhang
Chief Financial Officer
Phone: +86-531-8887-1159
E-mail: allen.zhang@pansoft.com

Investor Contact:
CCG Investor Relations
Mr. John Harmon
CFA, Sr. Account Manager
Phone: +86-10-6561-6886 Ext. 807 (Beijing)
E-mail: john.harmon@ccgir.com


SOURCE: Pansoft Company Limited